Exhibit 99.2

Airline Industry Veteran Gordon Bethune Leads Stockholder-Nominated Slate for Election to the United Continental Holdings, Inc. Board of Directors

Seeking to Revitalize an Underperforming Board, Long-Term UAL Stockholders Altimeter Capital and PAR Capital Launch Proxy Contest

MENLO PARK, Calif. and BOSTON, MA March 8, 2016 /PRNewswire/ — Gordon M. Bethune, an airline industry veteran and former Continental Airlines Chief Executive Officer, will lead a stockholder-nominated minority Board slate of six highly qualified director candidates for election to the United Continental Holdings, Inc. (NYSE: UAL) (United) Board at United’s 2016 Annual Meeting.

Long-term United stockholders Altimeter Capital Management, LP and PAR Capital Management, Inc., today announced their intention to encourage United stockholders to elect the Bethune-led minority Board slate that has been nominated by Altimeter. Collectively, Altimeter and PAR have been investing in the airline industry for decades and currently own approximately 7.1% of United’s outstanding common stock, which represents a collective United investment of approximately $1.5 billion.

Over many weeks of discussions with the Board, Altimeter and PAR sought to work cooperatively with the Board to improve United’s Board composition. In a knee-jerk response to the stockholders’ efforts, the Company hurriedly added three new directors to its Board on March 7, 2016, while simultaneously expanding its Board size from 12 to 15 directors.

“As long-term United stockholders, we have been greatly disappointed with United’s poor performance and bad decisions over the last several years,” said Brad Gerstner, Founder and CEO of Altimeter Capital. “Yesterday’s last-ditch effort – adding just three people to its now 15-person Board – is a cynical attempt to preserve power by this entrenched Board. Stockholders and employees deserve a proactive, well-crafted, and diverse Board that has the experience required to end years of chronic underperformance.”

Along with Altimeter’s formal minority-slate nomination notice, Altimeter and PAR today delivered a letter to the United Board highlighting concerns about the Board’s composition, the Board’s record, and the Company’s resulting long-term underperformance. The stockholders further urged the United Board to seriously and objectively consider the value that the stockholder-nominated candidates would bring to the Board.

For more information, United stockholders with questions about the United Annual Meeting can contact Okapi Partners, the stockholders’ proxy solicitor, toll-free at (855) 305-0857.

The full text of the stockholder letter to the United Board follows:

March 8, 2016

Board of Directors

c/o Chairman Henry L. Meyer III

United Continental Holdings, Inc.

233 South Wacker Drive

Chicago, IL 60606

Subject: Meaningful Board Change Required

Dear Chairman Meyer and Board Members:

As you know, Altimeter Capital Management and PAR Capital Management are long-term United Continental Holdings, Inc. (“United”) stockholders that together own approximately 7.1% of United’s outstanding common stock.

Following careful consideration, we have firmly concluded that meaningful change to United’s existing Board of Directors is urgently required in order to reverse long-standing poor Board governance and the resulting many years of substantial and inexcusable Company underperformance relative to United’s competitors. In our view – given United’s valuable and industry-leading strategic asset base – this long-term underperformance directly results from an underqualified, ineffective, complacent, and entrenched Board. We believe that our conclusion is shared by many of United’s long-suffering stockholders, customers, and 80,000+ dedicated employees.

Further strengthening our own conclusions, your seemingly desperate actions yesterday appear as a transparent and cynical attempt to maintain your official privileges and power, despite your long historical record of deficient oversight on behalf of stockholders. When exactly did you determine that the Board was so inadequate as to need four new directors, all at once, and without an annual meeting or a stockholder vote?

To set a new and better course for the Company, and to give United stockholders the opportunity to elect the Board they deserve, Altimeter has delivered to you a notice today indicating its intention to nominate six highly qualified professionals – led by former Continental Airlines CEO Gordon Bethune – to the United Board at the 2016 annual stockholder meeting. Altimeter and PAR believe these experienced professionals can bring meaningful experience, objective oversight, and powerful change to United. Altimeter’s nominees are:

•	Gordon Bethune, former CEO of Continental Airlines; board member of Honeywell, Prudential Financial, and Sprint;

•	Brad Gerstner, Founder and CEO of Altimeter Capital; former board member of Orbitz Worldwide;

•	Barney Harford, former CEO of Orbitz Worldwide; former board member of Orbitz Worldwide and eLong;

•	Rodney O’Neal, former CEO of Delphi Automotive; former board member of Delphi Automotive, Sprint, and Goodyear;

•	Tina Sharkey, CEO of SherpaFoundry; former board member of HomeAway; and

•	Brenda Yester Baty, Head of Strategic Initiatives at Lennar Corp.; former SVP Revenue Management at Carnival Cruise Lines.

As you know, we have attempted to work collaboratively with the current Board to meaningfully improve governance, Board composition, and oversight. Regrettably, our efforts have led to our complete loss of confidence in the current Board, and to our firm determination that meaningful, stockholder-directed Board change is urgently required to serve the long-term best interests of United’s stockholders, customers, and employees. We have no more confidence that you will act responsibly in the future (even with yesterday’s announcement) than we have evidence that you have done so in the past.

We are generally patient investors. We certainly are neither short-term traders nor activists. We have not made this difficult decision lightly, but after thorough, serious, and objective analysis, we feel compelled to act.

Over time, we intend to share with United’s stockholders our detailed analysis, which has led us to conclude, among other things, that:

•	United has a Clear Record of Sustained and Substantial Underperformance: Despite premier, industry-leading strategic assets – such as significant scale advantages, strong brand recognition, hubs in key business markets, and membership in the largest global airline alliance –United has been the worst-performing U.S. airline stock over the last five years. The lagging stock price – under this Board’s control and supervision – directly reflects substantial underperformance in terms of operational reliability, customer satisfaction, market share, profitability, and return on invested capital.

•	United has an Underqualified, Ineffective, and Entrenched Board: While presiding over United’s stunning long-term underperformance, we believe that the incumbent Board (and a majority of the newly-expanded 15-person Board): (1) lacks sufficient leadership, expertise, and experience to challenge management and hold management accountable, to direct an operational and financial turn-around, and to maximize stockholder value; (2) has entrenched itself by implementing various mechanisms to financially penalize stockholders for making meaningful Board changes; (3) has failed to adequately align management compensation with stockholder interests; and (4) is too stale to effectively represent stockholders. Based on yesterday’s announcement, it seems the Board now agrees that for many years it operated with a suboptimal composition. Superficial change in panicked response to rigorous scrutiny is hardly noble or a basis for stockholders to have confidence in your judgment.

•	United Urgently Needs a Course Correction: United’s stockholders, customers, and employees deserve better Board governance, better Board leadership, and better Board performance. Our six nominees have the necessary skills, leadership abilities, and relevant experience to catalyze a United course change and to help the Company realize its immense potential.

Ultimately, we and the Board necessarily must share the same objective: maximizing long-term value creation for United’s stockholders, customers, and employees. As always, we welcome the opportunity to engage in further discussions focused on this shared objective.

Sincerely,

Brad Gerstner	Paul A. Reeder
Chief Executive Officer	Chief Executive Officer
Altimeter Capital Management, LP	PAR Capital Management, Inc.

About Altimeter Capital Altimeter is a global investment firm managing both public and private funds focused on the airline, travel, technology, internet, software, and consumer sectors. Altimeter was founded in 2008 by Brad Gerstner and has offices in Boston, Massachusetts and Menlo Park, California.

About PAR Capital Management PAR Capital Management manages a private investment fund. The firm was founded in 1990 and is located in Boston, Massachusetts. PAR’s philosophy is based on the belief that long term investment success can be achieved through narrowly focused and rigorous fundamental research, disciplined portfolio management and the alignment of incentives between manager and client.

ALTIMETER CAPITAL MANAGEMENT, LP, ALTIMETER PARTNERS FUND, L.P., AND BRAD GERSTNER (COLLECTIVELY, THE “ALTIMETER PARTIES”), PAR CAPITAL MANAGEMENT, INC., PAR GROUP, L.P., AND PAR INVESTMENT PARTNERS, L.P. (COLLECTIVELY, THE “PAR PARTIES”), AND BRENDA YESTER BATY, GORDON M. BETHUNE, BARNABY HARFORD, RODNEY O’ NEAL, AND TINA SHARKEY (TOGETHER WITH THE ALTIMETER PARTIES AND THE PAR PARTIES, THE “PARTICIPANTS”) ARE PARTICIPANTS IN A PROXY CONTEST WITH RESPECT TO

THE 2016 ANNUAL MEETING OF STOCKHOLDERS (THE “ANNUAL MEETING”) OF UNITED CONTINENTAL HOLDINGS, INC. (THE “COMPANY”). THE ALTIMETER PARTIES INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS’ SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ANNUAL MEETING. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, THE PROXY SOLICITOR OF THE ALTIMETER PARTIES, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY ALTIMETER CAPITAL MANAGEMENT, LP WITH THE SEC ON MARCH 8, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACTS

For UAL Stockholders:

Bruce Goldfarb or Pat McHugh

Okapi Partners

(212) 297-0720

For Media:

Scott Tagliarino or Taylor Ingraham

ASC Advisors LLC

(203) 992-1230

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